Exhibit 3.1
CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
NUVVE HOLDING CORP.
Nuvve Holding Corp. (the “Corporation”), a corporation existing under and by virtue of General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
1.      The name of the Corporation is Nuvve Holding Corp.
2.      The Corporation’s Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware on November 10, 2020, under the name of NB Merger Corp. The Amended and Restated Certificate of Incorporation of the Corporation (as amended, the “Amended and Restated Certificate of Incorporation”) was filed in the office of the Secretary of State of the State of Delaware on March 19, 2021.
3.      The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending the Amended and Restated Certificate of Incorporation as follows:
Article FOURTH, Section C is amended and restated to read in its entirety as follows:
“C.    Reverse Stock Split. Effective as of 12:01 a.m. Eastern Time on December 15, 2025 (the “Effective Time”), each forty (40) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive such additional fraction of a share of Common Stock as is necessary to increase the fractional shares to a full share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above. No changes are being made to the number of authorized shares.”
4.      Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer, as of the 11th day of December, 2025.

NUVVE HOLDING CORP.
/s/ Gregory Poilasne
Name:	Gregory Poilasne
Title:	Chief Executive Officer